August 11, 2016

Erin E. Martin
Special Counsel
Office of Financial Services
Securities and Exchange Commission
Washington, D.C. 20549
Email:  martine@sec.gov

Re:     Yobi Capital Fund Corporation
   Offering Statement on Form 1-A
   Comment Letter dated August 2, 2016

Dear Ms. Martin:

We have received your letter dated August 2, 2016 and have prepared the below responses to your comments.

Comment 1—Use of Test Website

We note that you have a website available to the public at www.yobidemo.com. This website contains a variety of materials and information regarding your business and potential offering, including, but not limited to, a “Confidential Reg A+ Offering Memorandum” that is dated November 1, 2015 – October 30, 2016, a company pitch video and potential return information. Please explain to us in detail how this publicly available information complies with the federal securities laws.

RESPONSE: When we decommissioned the www.yobifund.com website, we upgraded the site to make the disclaimers compliant with the “Testing the Waters” language that is required under the regulations (see Exhibit 1A-13 filed with the Amended Offering Circular).; then we researched and eventually moved the site to a server we thought was a confidential and protected location for testing purposes so we could fine tune the site’s operations.

We didn’t submit or publish the website to any search engines and had no expectations of anyone accessing it other than the technical team who is working on this project. Thank you for notifying us that this website was potentially accessible by third parties; we immediately shut down the website entirely once we were notified of this fact.

According to our research, the www.yobidemo.com was online for less than seven days and was used only by the developers of the Company. The development website was not being promoted or used in any commercial manner and has a disclaimer indicating it is for demo purposes only.

The testing website did not allow anyone to register and to use the site.

The test website www.yobidemo.com is nearly identical to the information contained in our “Testing the Waters” materials that were submitted to you previously as Exhibit 1A-13. As we explained regarding those materials, the numbers and information contained in those materials and the test website were purely hypothetical and used to ensure that our website was functional and user friendly; it was not intended as a way to solicit investors or delivery company information.

The information posted on both the www.yobifund.com and www.yobidemo.com websites did not contain the actual offerings or offering terms; placeholders and samples were used for testing purposes only to ensure the full functionality of the website for use upon qualification of the Offering Circular.

To comply with all securities laws, the websites www.yobifund.com and www.yobidemo.com have been decommissioned and shouldn’t be accessible to the public in any way.

Comment 2—Sale and Distribution of Securities

We note your response to comment 1. We remain concerned that your offering structure would not commence within two calendar days of qualification and as such, would constitute a delayed offering of your securities, which is not permissible under Rule 251(d)(3)(i)(F).  Please revise the terms of your offering to comply with Rule 251.

RESPONSE: We appreciate your comment and your responsiveness to our questions related to this comment and for the time spent discussing this comment with our counsel. To address your concerns regarding Rule 251(d)(3)(i)(F) and in the spirit of finding an acceptable solution, we have revised our Offering Circular extensively to reflect an Offering in the amount of $1,000,000. We believe that the Offering described in the Offering Circular, as may be amended from time to time, complies with Rule 251(d)(3)(i)(F) that provides in pertinent part:

“(i) Continuous or delayed offerings may be made under this Regulation A, so long as the offering statement pertains only to: (F) Securities the offering of which will be commenced within two calendar days after the qualification date, will be made on a continuous basis, may continue for a period in excess of 30 calendar days from the date of initial qualification, and will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date.”

As described in our Offering Circular, the $1,000,000 Offering will be commenced within two calendar days after the qualification date, will be made on a continuous basis, may continue for a period in excess of 30 calendar days from the date of initial qualification, and is reasonably expected to be offered and sold within two years from the initial qualification date.

We welcome further comments and discussion from you on this matter and appreciate your time and attention in this matter.

Very truly yours,

Emanuel Harrington
Chief Executive Officer